                                                                       EXHIBIT 1

IMMEDIATE RELEASE


Contact: Bruce W. Day, Counsel. Day, Edwards, Federman, Propester & Christensen, P.C. (405) 239-2121


                              CD WAREHOUSE, INC.
                             FILES LAWSUIT AGAINST
                         GROW BIZ INTERNATIONAL, INC.


     Oklahoma City, OK  September 16, 1997  CD Warehouse, Inc. (NASDAQ Small
Cap: CDWI) announces that it has initiated litigation against Grow Biz International, Inc., (NASDAQ: GBIZ) and Clarence M. Gladden, an executive of Disc Go Round, a subsidiary of Grow Biz International, Inc., alleging corporate espionage. The suit alleges that Mr. Gladden who is a franchise sales executive for Disc Go Round surreptitiously gained access to proprietary information from CD Warehouse by posing as a prospective franchisee. Grow Biz International, Inc., franchises five retail concepts: Play It Again Sports, Once Upon a Child, Computer Renaissance, Music Go Round and Disc Go Round.

     CD Warehouse, Inc., alleges that in May of 1996, Mr. Gladden, falsely filed a CD Warehouse Franchise Candidate Profile and knowingly provided a false resume stating that he worked for another company, when in fact he was employed by Disc Go Round, a competitor of CD Warehouse. The company further alleges that Mr. Gladden, based on false pretenses and through fraudulent means, visited the company's office posing as a prospective franchisee and gained access to CD Warehouse's proprietary software which includes a system for buying and selling new and used compact discs as well as additional franchise and financial documents.

     CD Warehouse, Inc., therefore has caused to be filed a lawsuit in Dallas County, Texas, alleging fraud, misappropriation of trade secrets and unfair competition.

     CD Warehouse, Inc. franchises and operates over 125 retail music stores in 25 states and England under the name "CD Warehouse".